CORRESPONDENCE

                   Skadden, Arps, Slate, Meagher and Flom LLP
                                Four Times Square
                            New York, New York 10036


                                                     December 30, 2005


BY EDGAR AND BY FACSIMILE

Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      Global Signal Inc.
                  Registration Statement on Form S-3 (File No. 333-130466)

Dear Ms. Wolff:

         On behalf of Global Signal Inc., a Delaware corporation (the "Company"), this letter sets forth the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter of December 29, 2005 (the "Comment Letter") in regard to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Commission on December 19, 2005.

         For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.


Selling Stockholders, page 26

1. We note your intention to identify selling stockholders in a prospectus supplement pursuant to Rule 430B of Regulation C. Please tell us how you determined your status as a "seasoned issuer" eligible to identify selling stockholders after effectiveness.


         The Company respectfully submits that it is a "seasoned issuer" eligible to identify selling stockholders after effectiveness since the Company is eligible to use Form S-3

Global Signal Inc.
December 30, 2005
Page 2 of 3

for primary offerings pursuant to General Instruction I.B.1. The Company made such determination because (i) it is organized under the laws of the State of Delaware, (ii) its common stock is registered pursuant to Section 12(b) of the Exchange Act, (iii) it has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) since June 2, 2004, (iv) it has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement, (v) neither the Company nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the Company and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange
Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (1) on any installment or installments on indebtedness for borrowed money, or (2) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the Company and its consolidated and unconsolidated subsidiaries, taken as a whole, and (vi) the aggregate market value of its voting and non-voting common equity held by non-affiliates of the Company, computed by use of the price at which the common equity was last sold on December 16, 2005, was far in excess of $75 million.


         Furthermore the Company respectfully submits that it has satisfied all of the conditions set forth in Rule 430B(b)(2) because (i) the initial offering transactions of the securities covered by the Registration Statement were completed prior to the original date of filing of the Registration Statement,
(ii) the securities covered by the Registration Statement were issued and outstanding prior to the original date of filing the Registration Statement,
(iii) on page 26, under the heading "Selling Stockholders," the Registration Statement refers to unnamed securityholders in a generic manner by identifying the initial offering transactions in which the securities were sold, and (iv) the Company is not and during the past three years neither the Company nor any of its predecessors was a blank check company, a shell company or an issuer in an offering of penny stock.

Exhibits

2. Please tell us where you have filed the credit agreement entered into on December 9, 2005. We may have further comment.

         The Company respectfully submits that it has not filed the credit agreement entered into on December 9, 2005, because the Company is not a party to that agreement. The credit agreement was entered into as a private transaction between certain of the Company's shareholders and their lenders, and the Company has no rights or obligations under that agreement. The Company is not entitled to, and has not been provided a copy of, the credit agreement. The Company did file an 8-K, dated December 9, 2005, when it was informed that the credit agreement had been entered into.

                                    * * * * *

         Please contact Byron Dailey at (212) 735-3509 or the undersigned at
(212) 735-3050 should you require further information or have any questions.

Global Signal Inc.
December 30, 2005
Page 3 of 3


                                          Very truly yours,

                                          /s/ Joseph A. Coco
                                          ------------------

                                          Joseph A. Coco, Esq.




cc:  Securities and Exchange Commission
     ----------------------------------
     Charito A. Mittelman, Esq.

     Global Signal Inc.
     ------------------
     Jeffrey A. Klopf, Esq.